SEC FILE NUMBER
001-31451

CUSIP NUMBER
074002 10 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
BearingPoint, Inc.

Full Name of Registrant
KPMG Consulting, Inc.

Former Name if Applicable

1676 International Drive

Address of Principal Executive Office (Street and Number)
McLean, VA 22102

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     BearingPoint, Inc. (the “Company”) will be unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 by November 9, 2007. The Company experienced significant delays in completing its consolidated condensed financial statements for the quarterly periods ended March 31, 2006, June 30, 2006, September 30, 2006, March 31, 2007 and June 30, 2007 and its consolidated financial statements for the year ended December 31, 2006. The Company filed its Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) on June 28, 2007, its 2006 quarterly reports on June 29, 2007, its Form 10-Q for the quarterly period ended March 31, 2007 on September 7, 2007 and its Form 10-Q for the quarterly period ended June 30, 2007 on October 22, 2007. In order to complete its 2007 quarterly reports, the Company has performed and is performing significant substantive procedures to compensate for the material weaknesses in the Company’s internal control over financial reporting. For information about the Company’s material weaknesses, see Item 9A in the 2006 Form 10-K.
     As a result of the foregoing, the Company will not be able to file its Form 10-Q for the quarterly period ended September 30, 2007 by November 9, 2007.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Judy Ethell	(703)	747-3000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At this time, it is not possible to state whether there will be a significant change in the results of operations of the Company for the three and nine months ended September 30, 2007 as compared to the three and nine months ended September 30, 2006. As discussed in Part III above, a significant amount of work must be completed before the Company will be able to reasonably estimate and finalize its financial results for the quarterly period ended September 30, 2007.

BearingPoint, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2007	By:	/s/ JUDY A. ETHELL

Judy A. Ethell
Chief Financial Officer